

January 17, 2013

<u>Via E-mail</u>
Neil Scheckter
Chief Executive Officer
GS Valet, Inc.
4315 Lemac Drive
Houston, Texas 77096

      Re: GS Valet, Inc.
              Item 4.01 Form 8-K
              Filed January 10, 2013
              File No. 333-182629

Dear Mr. Scheckter:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Heather Clark

                        Heather Clark
                        Staff Accountant